

June 27, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Mr. David Stork
Senior Vice President and General Counsel
JELD-WEN Holding, Inc.
440 S. Church Street, Suite 400
Charlotte, NC 28202

  Re: JELD-WEN Holding, Inc.
    Registration Statement on Form S-1
    Filed June 1, 2016
    File No. 333-211761

Dear Mr. Stork:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your filing to include pro forma disclosure, including pro forma per share data in the financial statements with appropriate footnote disclosure, to give effect to the cash dividends of $419 million you paid to your shareholders in July 2015. Refer to SAB 1.B.3.

2. We note that you will enter into a Tax Receivable Agreement with your pre-IPO shareholders in conjunction with the offering and that you expect your payment obligations under the agreement to be material. Please tell us what consideration you gave to providing pro forma information reflecting your obligations under the agreement.

3.   Please disclose the impact on the public offering price of your shares that results from the Tax Receivable Agreement. Since it appears that you use EBITDA, Adjusted EBITDA, and free cash flow as significant metrics for measuring your financial performance and because these measures do not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business's total enterprise value and, consequently, the price of the common stock you are offering in the IPO. If the arrangement represents a windfall to the pre-IPO owners and shifts cash flows to the Pre-IPO Stockholders at the expense of public shareholders, then disclose this scenario prominently throughout the prospectus.

Market and Industry Data, page ii

4.   We note your disclosure that you have not independently verified any of the data from third party sources nor have you ascertained the underlying assumptions relied upon by such third party sources. We also note your statement that investors should not place undue reliance on such data. Please clarify the extent to which you are cautioning investors about the reliability of the information in the prospectus or revise your filing to remove disclosure that suggests you are not responsible for the accuracy of the information contained in the prospectus.

Summary Consolidated Financial Data, Page 13

5.   Regarding your reconciliation of Adjusted EBITDA on page 15, please address the following:

   •   Explain the nature of the items included in your Impairment and restructuring line item. You disclose in footnote (a) that this line includes charges related to inventory and the manufacturing of your products. It is unclear what this means;

   •   Please expand your disclosure to provide more details on the inventory charges as well as other components included in your "Other non-cash items" adjustment discussed in footnote (b);

   •   Regarding the above adjustments, tell us how you considered Question 100.01 of the Non-GAAP updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Risk Factors, page 16

We are exposed to political, economic, and other risks . . ., page 22

6.   We note your disclosure that your North American operations generate approximately 60% of your net revenues. Please reconcile such disclosure with your disclosure on page 9 that your North American operations account for approximately half of your net revenues.

Increases in labor costs, potential labor disputes and work stoppages . . ., page 24

7.   Please revise this risk factor to include the total number of employees in the United States and Canada and the percentage of such employees that are represented by unions.

Risks Relating to our Indebtedness, page 29

Our indebtedness could adversely affect our financial flexibility . . ., page 29

8.   Please revise your disclosure to include the total amount available for borrowing under your Australian Senior Secured Credit Facility and your Euro Revolving Facility.

Material weaknesses in our internal control . . ., page 35

9.   We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company´s books and records and your financial statements as a result of the material weaknesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Drivers of Net Revenues, Page 54

10.   You disclose that percentage changes in pricing and volume/mix are based on management estimates and are not derived directly from your accounting records. Please disclose the basis of as well as any material assumptions and uncertainties underlying these estimates.

Consolidated Results, Page 61

11.   Please revise your discussion of results of operations to provide additional insight to investors on the underlying reasons of material increases or decreases in the components of net income. For example, you disclose that changes in pricing and/or volume/mix are the key drivers for the increases in net revenues in 2015 at both consolidated and segment levels. Please provide underlying reasons for the changes in pricing and volume/mix. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

12.   You disclose on page 65 that your effective tax rate changed from 31.9% in 2014 to (6.3)% in 2015 due to the benefit from the favorable settlement of various tax matters related to your 2007 and 2008 tax years. Based on your effective tax rate reconciliation on page F-29, it appears there are other material factors that impacted the individual reconciling items on your effective tax rate that should be included in MD&A so that investors can fully understand the variances. In this regard, we note nontaxable income,

uncertain tax positions, changes in your valuation allowance and other items had a significant impact on your effective tax rate from 2014 to 2015; however, these changes are not discussed in MD&A. Please also revise disclosure on page 69 to address the nature of the valuation benefit and its impact to the effective tax rate in 2013. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

13.   We note on page F-33 you disclose that uncertain tax positions in 2015 were a result of a change in your manufacturing capacity and the distribution and sale of products in Europe. Please tell us and disclose the nature of these changes, specifically how these changes impacted operations and other line items in your financial statements (e.g. inventory and sales) and whether or not this is a trend you believe will continue.

14.   You disclose on page 69 that your effective tax rate increased from 1.6% in 2013 to 31.9% in 2014 mostly due to a valuation allowance benefit of $34.1 million recorded in 2013 associated with pension movements in other comprehensive income. Please expand your disclosure to provide additional insight regarding the valuation allowance benefit.

Liquidity and Capital Resources, Page 71

15.   We note your disclosure that you believe your cash provided by operations and other sources of liquidity will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and debt service requirements for at least the next twelve months. Please expand your disclosures in this section to address the following:

- Please include a discussion for the Tax Receivable Agreement or provide a cross-reference to applicable disclosure in the Form S-1, disclosing your estimates of annual payments and how you intend to fund the required payments under the agreement. In this regard, we note that you expect the future payments under the agreement to be material.

- Whether or not you are dependent upon this offering to meet your liquidity needs for the next twelve months including the payments under the Tax Receivable Agreement.

- The amounts available to borrow under each of your revolving credit facilities as of the latest balance sheet date.

16.   Please expand your disclosure of cash provided and used by operations, investing activities and financing to quantify and discuss the underlying reasons for significant changes of the cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. This also applies to your interim information as applicable. Refer to FRC Section 501.13.b through 13.b.3.

17.   Further we note that your accounts receivable and inventory balances have significantly impacted cash flows during your interim period ended March 26, 2016. Please expand your disclosures to discuss the underlying reasons for changes in these working capital components. Please consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

18.   You disclose on page 72 that you incurred $15.4 million of debt issuance costs related to the Corporate Credit Facilities which is included in other long-term assets and will be amortized to interest expenses over the life of the facilities. We note your disclosure on Page F-14 that you have retrospectively adopted ASU No. 2015-17 which requires debt issuance costs to be presented as a deduction from the corresponding debt liability instead of an asset. Please reconcile these disclosures.

19.   We note that the ABL Facility has a minimum fixed charge coverage ratio that you are obligated to comply with under certain circumstances. We also note that the Australian Senior Secured Credit Facility and the Euro Revolving Facility contain financial maintenance covenants as well. To the extent that future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants.

20.   Please expand your liquidity discussion to include the amount of cash and cash equivalents held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please state these cash and cash equivalents are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation, if true. In this regard, we note 49% of your net revenues came from sales outside of the United States.

21.   Since you are a parent holding company with restricted net assets of consolidated subsidiaries that exceed 25% of consolidated net assets, please revise the liquidity section of your MD&A to address the fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries' ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to providing the information required in Rule 4-08 (e) of Regulation S-X.

Interest Rate Swaps, page 76

22.   Please discuss your exposure to interest rate risk using one of the quantitative disclosure alternatives called for by Item 305(a) of Regulation S-K.

Contractual Obligations Table, Page 77

23.   Please expand footnote (1) to the table to indicate that the payments you may be required to make under your Tax Receivable Agreement could be significant and are not reflected in the above table.

24.   We note in this table that your interest on long-term debt obligations for 2016 is estimated to be $68.3 million. We also note your disclosure under "Risks Relating to Our Indebtedness" on page 29 that your 2016 cash interest expense would be approximately $76.5 million. Given that your debt balance has remained relatively flat between December 31, 2015 and March 31, 2016, Please reconcile these disclosures.

Critical Accounting Policies and Estimates, Page 77

25.   We note that you have defined pension benefit obligations under U.S. and foreign plans with a combined projected benefit obligations of $422 million. Tell us what consideration you gave to including your accounting policy for the pension benefit obligations in your Critical Accounting Policies and Estimates. To the extent you determine this is a critical accounting policy or estimate, please provide a robust discussion on the methods used to estimate your pension obligations, including the material assumptions used to make these estimates, the uncertainties associated with these assumptions and a sensitivity analysis of those assumptions.

Business, page 85

Research and Development, page 95

26.   Please disclose the amount spent on research and development over the last three years. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Customers, page 95

27.   It appears that Home Depot accounted for 19% of your revenues in 2015. Please describe the nature of the customer relationship with Home Depot. To the extent there is an agreement in place with Home Depot, please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Properties, page 97

28.   Please reconcile your disclosure that you operate in 25 countries with your disclosure on page 85 that you operate in 19 countries.

Executive Compensation, page 110

Estimated Potential Termination Payments and Benefits, page 129

29.   Please reconcile your disclosure that Mr. Hachigian is entitled to $149,006 in the event of a voluntary separation or separation for cause with your disclosure in footnote 1 that Mr. Hachigian would be entitled to medical and dental benefits estimated to cost $87,650.

Certain Relationships and Related Party Transactions, page 133

30.   Please file a copy of the Consulting Agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

31.   Please file a copy of the Tax Receivable Agreement as an exhibit to your registration statement. See 601(b)(10)(ii)(A) of Regulation S-K.

Description of Certain Indebtedness, page 144

Term Loan Facility, page 144

32.   Please revise to include the amount outstanding.

Shares Eligible for Future Sale, page 148

Lock-up Agreements, page 148

33.   Please file a form of lock-up agreement as an exhibit to your registration statement.

Notes to Consolidated Financial Statements

Note 3 – Discontinued Operations and Divestitures, Page F-17

34.   With regard to your presentation of Silver Mountain as discontinued operations, please tell us how you determined that after your termination agreement in March 2013 that these assets and liabilities of Silver Mountain should still be considered held for sale pursuant to ASC 360-10-45-9 and presented as discontinued operations pursuant to ASC 205-20-45-1.

35.   Tell us whether or not you early adopted ASU 2014-08 and to the extent you have early adopted, tell us the impact the early adoption had on your accounting and presentation of Silver Mountain as it relates to ASC 205-20-45-1F and the disclosure requirements as it relates to ASC 205-20-50-5B(c). Specifically tell us what consideration you gave to providing disclosure related to cash flows from discontinued operations.

Note 4 – Accounts Receivable, Page F-19

36.   Please disclose the amount of your allowance for doubtful accounts for each period presented in accordance to ASC 310-10-50-4.

Note 16 – Warranty Liability, Page F-25

37.   Tell us the factors that led to the significant changes in your experience adjustments from 2014 to 2015 and why your payments made doubled in 2015.

Note 20 – Segment Information, Page F-33

38.   Tell us what consideration you gave to separately disclosing revenue by foreign country, and long-lived assets by country of domicile and all foreign countries pursuant to ASC 280-10-50-41.

39.   It appears that net revenues from Europe are different in your Reportable Segment table on page F-34 and your Net Revenue by Locality table on page F-35. Please reconcile the disclosures.

40.   We note your disclosure on page 19 that your top ten customers together accounted for 44% of total revenues in 2015, with The Home Depot accounting for 19% of total revenues. To the extent any other customer accounts for 10% or more total revenues, please disclose total revenues from each such customer and the identity of the segment(s) reporting the revenues. Refer to ASC 280-10-50-42.

Note 24 – Stock Compensation, Page F-39

41.   Please disclose the estimated fair value of your common stock in addition to the other assumptions included in the valuation models used to estimate the fair value of equity instruments granted to employees. For all equity instruments granted during fiscal year 2015 and the subsequent interim period, please provide us with a list of the number of shares of common stock underlying the equity instruments by grant date and the corresponding estimated fair value of common stock. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your common stock and will need sufficient time to evaluate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng (Staff Accountant) at 202-551-5004 or Melissa Rocha (SACA) at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Mark Hayek
       Fried, Frank, Harris, Shriver & Jacobson LLP